SMIC and Brite Semiconductor Collaborate to Provide Integrated IC Design and Manufacturing Services

Shanghai  [2010-11-15]

Shanghai, China – November 15, 2010 – Semiconductor Manufacturing International Corporation (“SMIC”, NYSE: SMI and HKSE: 981), China’s leading foundry, today announced an agreement to invest in Brite Semiconductor, a Shanghai-based IC design and turnkey service company. The agreement allows Brite to provide customers with complete semiconductor design and manufacturing solutions based upon SMIC’s leading foundry and IP technology. Value-added services include application-specific architecture and RTL design, leading-edge physical design, and full productization services including testing and packaging services through a well-established network. This collaboration provides a complete solution, which integrates IC design and manufacturing processes allowing customers to focus more on product and market development.

“As a leading ASIC company, our backend engineers have maintained a 100% silicon success record across various technologies and with challenging designs such as a 100M gate wireless networking chip announced earlier this year,” said Charlie Zhi, President & CEO of Brite Semiconductor. “In addition, we recently collaborated with SMIC on 40nm design flow development including tapeout of a 40nm ASIC. A closer partnership with SMIC allows us to provide our customers with the complete services, advanced technologies, and low costs needed to fuel their growth.”

“Open-Silicon founded Brite Semiconductor to provide custom silicon customers another way to access leading edge technology and engineering expertise. Watching the company grow through strong partnerships, like the one with SMIC, has shown that offering a network of integrated services and silicon solutions best meets those customers’ needs,” said Naveed Sherwani, CEO and president, Open-Silicon. “Continuing as a Brite board member as it further establishes itself in the marketplace will also prove beneficial to Open-Silicon.”

“Not all of our customers were able to use SMIC technology due to the accelerated migration to advanced nodes with challenges of availability and integration of IP in the design process,” said Chris Chi, Senior Vice President and Chief Business Officer of SMIC. “Brite will play a critical role to enable our customers to use SMIC’s technology and IP warehouses.”

About Brite Semiconductor
Brite Semiconductor is a fabless ASIC turnkey service company delivering the most cost-effective, predictable and reliable custom ASIC solution to electronics product customers worldwide. Founded by Open-Silicon, a leading ASIC design value chain provider in North America, Brite Semiconductor uses proven design flow and methodology with advance design capability and provides end-to-end custom ASIC solution based on a proven business model that provides a seamless, low-cost, low risk alternative to traditional models for complex ASIC design and development. For more information, please visit www.britesemi.com.

About SMIC
Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) foundry and technology services at 0.35-micron to 45/40-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, a 200mm fab under construction in Shenzhen, and an in-house assembly and testing facility in Chengdu. SMIC also has customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation.
For more information, please visit www.smics.com

SAFE HARBOUR STATEMENTS
(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including among others risks associated with the current global financial crisis, orders or judgments from pending litigation and financial stability in end markets.
Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its Annual Report on Form 20-F filed with the SEC on June 29,2010, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and such other documents that SMIC may file with the SEC or SEHK from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as may be required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Press Contacts:
SMIC Shanghai
Peter Lin
Public Relations
TEL 8621 38610000 ext 12349
Email Peter—LHH@smics.com

SMIC Shanghai
Angela Miao
Public Relations
TEL 8621 38610000 ext 10088
Email Angela—Miao@smics.com